082-03116

RECEIVED
2010 JUN 16 P 2:28
OFFICE OF INTERNATIONAL CORPORATE FINANCE



GREAT QUEST METALS LTD



SUPPL

June 9, 2010

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on June 9, 2010. This release was sent to the TSX Venture Exchange, BC Securities Commission and Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.



Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com



GREAT QUEST METALS LTD

Suite 515, 475 Howe Street
Vancouver, BC, Canada V6C 2B3

Tel: 604-689-2882
Fax: 604-684-5854

Website: www.greatquest.com
Email: info@greatquest.com

June 9, 2010

Great Quest Reports on its Annual General Meeting

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (TSXV: GQ; Frankfurt: GQM), reports that the Company held its Annual General Meeting on June 3, 2010, at which time John A. Clarke, Victor J.E. Jones, Mahamadou Keita, Willis W. Osborne, Jeddiah Richardson and Robert Veitch were re-elected to the Company's Board of Directors.

Mr. Osborne reviewed the progress on the Company's gold and phosphate projects in Mali. Shareholders approved the Company's Stock Option Plan, pursuant to which the directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of the Company and its subsidiaries to a maximum of 10% of the issued and outstanding common shares at the time of the grant, for a term of up to 10 years, with a maximum of 5% of the Company's issued and outstanding shares being reserved to any one person on a yearly basis. MacKay LLP was appointed as auditors for the ensuing year.

Subsequent to the Annual General Meeting, the Board of Directors appointed Mssrs. Clarke, Jones and Richardson to the audit committee and Mssrs. Jones, Richardson and Veitch to the governance and nominations committee. The following persons were appointed as officers: Victor J.E. Jones as Chairman and Chief Financial Officer, Willis W. Osborne as President and Chief Executive Officer, Mahamadou Keita as Vice President of Exploration and Jennifer Nestoruk as Secretary.

Management is pleased to report that Mr. Jed Diner, (M.Sc., P.Geol.) has been appointed the Company's Independent Qualified Person under National Instrument 43-101. Mr. Diner graduated from Stanford University in 1983 with a Master's of Science degree, Applied Earth Science, Ore Deposits and Exploration. A member of the Association of Professional Geoscientists of Ontario, his career highlights include direct involvement in the discovery and development of more than 17 MOZ of gold in projects located in Siberia, Kyrgyzstan, Mexico, Canada and the USA. In addition, Mr. Diner also conducted pre-feasibility studies on phosphate deposits located in Uzbekistan, Peru and Angola. Mr. Diner has twenty-eight years experience in the mining industry, with strong emphasis on gold and base metals exploration and mine development. His work on five continents includes the supervision of logistically complicated projects such as helicopter supported drilling in British Columbia, geological field teams in Yemen, and the mine discovery and development in Kyrgyzstan. Mr. Diner has managed all aspects of exploration projects, from grass roots programs to feasibility, pre-production and financing. Mr. Jones, Chairman, commented, "We are very pleased to have a seasoned geologist of the caliber of Mr. Diner join our Company as we advance our key phosphate and gold projects in Mali".

The Company is well funded for its projects and expects to have an active year.

ON BEHALF OF THE BOARD OF DIRECTORS
OF GREAT QUEST METALS LTD.

"Willis W. Osborne"

Willis W. Osborne
President

12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ Frankfurt Exchange: GQM

Investor Relations:
George Butterworth: 604-689-2882
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